Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

June 28, 2019

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	CNS Pharmaceuticals, Inc.

Draft Registration Statement on Form S-1

Submitted March 28, 2019

File No. 377-02562

Dear Ms. Westbrook:

This letter is being submitted on behalf of CNS Pharmaceuticals, Inc. (“CNS Pharmaceuticals” or the “Company”) in response to the comment letter, dated April 24, 2019, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted March 28, 2019 (the “Draft Registration Statement”). The Company’s Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”) has been submitted to the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Securities and Exchange Commission

June 28, 2019

Draft Registration Statement on Form S-1 submitted on March 28, 2019

Table of Contents, page i

1. Your statements that you have not independently verified third party data, internal surveys, industry forecasts and market research may imply an inappropriate disclaimer of responsibility with respect to the third party information. You also state that forecasts are particularly likely to be inaccurate. Please either delete these statements or specifically state that you are liable for such information.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to delete the statements referenced in the Staff’s comment.

Prospectus Summary

Overview , page 3

2. We note your statement that Berubicin is shown to cross the blood brain barrier and potently target brain cancer cells, and if approved by the FDA would offer the only anthracycline effective against brain cancer. In addition, we note your statements that you believe Berubicin has unique characteristics that may make it a safe and effective treatment for glioblastoma and based on your review of previous clinical studies, you believe Berubicin has a greater potential for efficacy and safety in glioblastoma than currently available therapies. We further note your disclosure on page 32 that Berubicin is more potent as an inhibitor of cell growth and inducer of apotosis than doxorubicin, which is an FDA-approved drug. Determinations of safety and efficacy are within the sole authority of the FDA. Given the early stage of your clinical trials, it is premature for you to suggest that Berubicin is or will be determined to be safe and effective. Please revise your disclosure accordingly.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to remove all statements regarding safety and efficacy of Berubicin.

3. We note your reference to “meaningful results” from a Phase 2 clinical trial in adults. Please revise this disclosure to remove any suggestion that you will or expect to receive positive data in your planned clinical trials. Please similarly revise your disclosure on page 37 that you will follow a "successful path already demonstrated by Reata."

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to remove the statements referenced in the Staff’s comment.

4. We note your disclosure here and elsewhere that you are currently operating under an extension period for the HPI License. Please clearly disclose the expiration date of the extension period, including what will happen if you have not raised at least $7.0 million by such date. Please also clearly state that your ability to meet the HPI License requirements is dependent on the success of this offering, to the extent accurate.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to clearly disclose the expiration date of the extension period and to state that the Company will meet such requirement upon the closing of the offering.

Securities and Exchange Commission

June 28, 2019

5. We note your disclosure that you have obtained 100g of Berubicin, but it is nine years old and there is no guarantee the FDA will grant you permission to use it. Please add risk factor disclosure explaining the material impact to the company if you are not able to use the Berubicin.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to set forth the response from the FDA related to the use by the Company of the 100g of Berubicin. Specifically, the Amended Draft Registration Statement states (emphasis added):

“On March 6, 2019, we submitted a Pre-IND Meeting Request for Berubicin for Injection for the Treatment of Glioblastoma Multiforme to the US Food and Drug Administration Division of Oncology Products 2 (DOP2), Center for Drug Evaluation and Research. In this letter we outline the past development history of Berubicin and our rationale for the continued investigation of the compound and certain questions, the answers to which will provide us with FDA guidance for our development plans. Among the questions we posed to the FDA are those related to obtaining permission to utilize the approximately 100g supply of Berubicin we acquired from Reata in our planned Phase 2 clinical trial. We have performed preliminary purity testing and analysis on this material and have verified that it is 99.9% pure. On May 1, 2019, the FDA responded to our request with a letter indicating that our proposal to use a lyophilized drug product in the proposed Phase II clinical trial appears to be reasonable. The FDA also recommended that the existing supply of Berubicin be reprocessed by batch recrystallization, a step we intend to take prior to submission of our IND filing.”

Based on the response from the FDA, the Company respectfully submits that no new risk factor is required.

Implications of Being an Emerging Growth Company, page 4

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that neither the Company, nor anyone authorized by the Company, has engaged in any “testing the waters” activities as contemplated in Section 5(d) of the Securities Act.

Risk Factors

If we do not complete the maximum offering..., page 9

7. Please revise this risk factor to indicate that this is a firm commitment offering, as disclosed in the Plan of Distribution section. Please similarly revise the disclosure on the registration statement cover page that you are offering "up to" a specified amount of shares.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to delete the referenced risk factor, which is no longer applicable to the offering. In addition, the Company has revised the disclosure in the Amended Draft Registration Statement to remove the “up to” phrase.

Securities and Exchange Commission

June 28, 2019

Use of Proceeds, page 22

8. We note your disclosure that you intend to use the proceeds of the offering to fund your Phase 2 “trials” for Berubicin and that you expect to require an additional $7.0 million to complete the Phase 2 “trial” for Berubicin. Please revise your disclosure to state how far the proceeds of the offering will allow you to proceed with the development of Berubicin. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: The Company has revised the disclosure in the “Use of Proceeds” section of the Amended Draft Registration Statement as follows:

“If we complete this offering, we estimate that we will require additional financing of approximately $7.0 million to complete the Phase 2 trial plus such additional working capital to fund our operations during the pendency of the trial. The timing and costs of clinical trials are difficult to predict and as such the foregoing estimates may prove to be inaccurate. We have no commitments for such additional needed financing, and will likely be required to raise such financing through the sale of additional equity securities, which may occur at prices lower than the offering price of our common stock in this offering.”

Capitalization, page 23

9. This disclosure indicates it is presented in thousands which does not appear to be the case. Also, the amount of cash should not be included in total capitalization. Please revise as necessary.

Response: The Company has revised the disclosure in the Amended Draft Registration Statement to remove the reference to “thousands” and to exclude the amount of cash from the total capitalization.

Business

Market for Cancer Drugs and Berubicin, page 31

10. We note your disclosure that you believe preclinical and clinical data demonstrates that Berubicin can cross the blood-brain barrier. Please revise this discussion to place your conclusion in appropriate context by clearly stating that your observations to date are based on limited data. Please also remove the statement that this characteristic means it is potentially effective, as the efficacy of the treatment is dependent on multiple factors and is a determination which can be made solely by the FDA.

Response: The Company has revised the referenced disclosure in the Amended Draft Registration Statement as follows:

“We believe that based on limited pre-clinical and clinical data, Berubicin appears to show that it can cross the BBB. However, there is no assurance that Berubicin will be able to demonstrate such traits in more fulsome clinical trials.”

Securities and Exchange Commission

June 28, 2019

The Berubicin Clinical Therapeutic Opportunity, page 31

11. Please provide context in each instance that you discuss the one durable complete response observed in the 2009 clinical trials, including the number of patients in the study.

Response: The Company has revised the referenced disclosure in the Amended Draft Registration Statement as follows:

“In the clinical trial completed in February 2009, Berubicin demonstrated one durable complete response (considered clinically to be a cure) lasting over 11 years in a glioblastoma patient. In the trial, 25 of the 35 patients enrolled were evaluable for response.”

Berubicin Clinical Trial, page 34

12. Please explain what it means that one patient in Group A received an "unconfirmed" partial response. Please also tell us the number of patients enrolled in Group C, and if all patients either discontinued prior to evaluation or were evaluated as having progressive disease. Please also tell us how you determined that a 44% control response rate was observed, including what is meant by a control response rate, as disclosed on page 33.

Response: The Company has revised the referenced disclosure in the Amended Draft Registration Statement related to the “unconfirmed” partial response as follows:

“One additional patient (7.5 mg/m2/day) achieved an unconfirmed partial response as best recorded response. An “unconfirmed” partial response means that the patient did not have a second imaging study that again demonstrated the response.”

The Company has revised the referenced disclosure in the Amended Draft Registration Statement related to Group C as follows:

“In Group C, 19 patients were enrolled and seven patients were evaluable for response and all seven had progressive disease. Twelve patients were discontinued from the study prior to the end of cycle 2 due to clinical deterioration and/or disease progression.”

The Company has revised the referenced disclosure in the Amended Draft Registration Statement related to 44% control response rate as follows:

“A 44% disease control response rate was observed. The disease control rate was based on patients with stable disease plus responses. In the trial, out of 25 patients, one patient achieved a complete response and 10 patients achieved a stable response. The 44% disease control response rate is based on these 11 patients (out of 25 patients).”

Intellectual Property, page 38

13. Please revise your disclosure to discuss all of your material patents, including the scope, relevant jurisdictions and expiry dates. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Response: The Company has revised the referenced disclosure in the Amended Draft Registration Statement as follows:

“Under the HPI License we obtained the exclusive right to develop certain patented chemical compounds for use in the treatment of cancer anywhere in the world. Our rights pursuant to the HPI License are contingent on us raising at least $7,000,000 within 12 months from the effective date of the HPI License, a date which can be extended by an additional 12 months by the payment of a nominal fee. We have licensed the right to certain intellectual property covering products comprised of anthracycline antibiotic compound, methods for manufacture and use for the treatment of cancer. The licensed intellectual property includes at least three material patents in the United States and their foreign counterparts throughout the world. The last of the three United States patents will expire on or about November 26, 2020.”

Securities and Exchange Commission

June 28, 2019

License Agreements, page 43

14. Your license agreement with Houston Pharmaceuticals, Inc. (HPI) and your asset purchase agreement with Reata Pharmaceuticals, Inc. appear to be material contracts. Please expand your disclosure here or in another appropriate section to include all of the material terms of these agreements, including financial terms, term and termination provisions.

Response: The Company has added the following disclosure in the referenced section in the Amended Draft Registration Statement:

“On November 21, 2017, we entered into a Collaboration and Asset Purchase Agreement with Reata. Pursuant to the Reata Agreement we purchased all of Reata’s intellectual property and development data regarding Berubicin, including all trade secrets, knowhow, confidential information and other intellectual property rights. In exchange for these rights, we agreed to pay Reata an amount equal to 2.25% of the net sales of Berubicin for a period of 10 years from our first commercial sale of Berubicin plus $10,000. Reata also agreed to use commercially reasonable efforts, at the Company’s expense, to provide development assistance related to the product and/or product intellectual property.

On December 28, 2017, we obtained the rights to a worldwide, exclusive royalty-bearing, license to the chemical compound commonly known as Berubicin from HPI in an agreement we refer to as the HPI License. Under the HPI License we obtained the exclusive right to develop certain patented chemical compounds for use in the treatment of cancer anywhere in the world. Our rights pursuant to the HPI License are contingent on us raising at least $7.0 million within 12 months from the effective date of the HPI License, a date which can be extended by an additional 12 months by the payment of a nominal fee (the Company is currently operating with an extension period of the HPI License until June 30, 2019 and intends to further extend such period until December 28, 2019 prior to the commencement of this offering). We will meet the $7.0 million contingency upon the completion of this offering. In the HPI License we agreed to pay HPI: (i) development fees of $750,000 over a three-year period beginning after the $7.0 million raise is complete; (ii) a 2% royalty on net sales; (iii) a $50,000 per year license fee; (iv) milestone payments of $100,000 upon the commencement of a Phase II trial and $1.0 million upon the approval of a NDA for Berubicin; and (v) 200,000 shares of our common stock.”

General

15. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company agrees to provide the Staff with any graphics, visual, or photographic information it intends to provide in the printed prospectus prior to its use.

* * *

Securities and Exchange Commission

June 28, 2019

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures
cc:	John Climaco, Chief Executive Officer

Matt Lourie, Chief Financial Officer